Filed pursuant to Rule 433

Registration No. 333-145208-01

South Carolina Electric & Gas Company

FINAL TERM SHEET

Dated:  March 10, 2009

Issuer:	South Carolina Electric & Gas Company

Size:	$175,000,000

The bonds constitute a further issuance of, will form a single series with, will have the same CUSIP number as and will trade interchangeably with the $360 million aggregate principal amount of First Mortgage Bonds, 6.05% Series due January 15, 2038 previously issued by the Issuer on January 14, 2008 and June 24, 2008.

Expected Ratings:

Moody’s: A2 (stable outlook); S&P: A- (negative outlook); Fitch: A+ (negative outlook). A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Maturity:	January 15, 2038

Coupon (Interest Rate):	6.05%

Yield to Maturity:	6.08%

Spread to Benchmark Treasury:	+240 basis points (2.4%)

Benchmark Treasury:	4.50% due May 15, 2038

Benchmark Treasury Price and Yield:	114-19/3.68%

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2009

Redemption Provision:	Make whole call at Adjusted Treasury Rate +30 basis points (0.30%)

Underwriters’ Discount or Commission:	.875%

Net Proceeds to Issuer:	$172,740,750, plus accrued interest from January 15, 2009

Price to Public:	99.584%, plus accrued interest from January 15, 2009

Settlement Date:	March 17, 2009 (T + 5)

Denominations:	$1,000 x $1,000

CUSIP:	837004 CB4

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BNY Mellon Capital Markets, LLC    – 1-(800) 269-6864 (toll free)

Mizuho Securities USA Inc. - 1-(866) 271-7403 (toll free)

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